UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Lithium Americas Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

53681J103

(CUSIP Number)

John S. Kim

General Motors Holdings LLC

300 Renaissance Center, Detroit, MI 48265

(313) 667-2303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53681J103	13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON GENERAL MOTORS HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,243(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,243(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,243(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%(2)
14	TYPE OF REPORTING PERSON OO

(1)

General Motors Holdings LLC (“GM Holdings”) is the record holder of 15,002,243 common shares, without par value (“Common Shares”), of Lithium Americas Corp. (the “Issuer”), issued pursuant to the Separation. GM Holdings is a wholly owned subsidiary of General Motors Company (“GM”). GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on a total of 218,322,245 Common Shares outstanding as of October 1, 2024, as disclosed in the Investment Agreement (as defined in Item 3 below) filed with the Issuer’s Form 6-K on October 17, 2024.

CUSIP No. 53681J103	13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON GENERAL MOTORS COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,002,243(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,002,243(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,002,243(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.87%(2)
14	TYPE OF REPORTING PERSON CO

(1)

GM Holdings is the record holder of 15,002,243 Common Shares issued pursuant to the Separation. GM Holdings is a wholly owned subsidiary of GM. GM may be deemed to share beneficial ownership over the Common Shares directly or beneficially owned by GM Holdings.

(2)

The percentage set forth in Row 13 is based on a total of 218,322,245 Common Shares outstanding as of October 1, 2024, as disclosed in the Investment Agreement (as defined in Item 3 below) filed with the Issuer’s Form 6-K on October 17, 2024.

CUSIP No. 53681J103	13D/A	Page 4 of 7

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D relates to the common shares, without par value (“Common Shares”), of Lithium Americas Corp., a corporation organized and existing under the laws of the Province of British Columbia (the “Issuer”), and amends the initial statement on Schedule 13D, filed on October 12, 2023, as amended by Amendment No.1 filed on September 3, 2024 (the “Prior Statement,” and, as amended by this Amendment No. 2, the “Schedule 13D”), by General Motors Holdings LLC, a Delaware limited liability company (“GM Holdings”), and General Motors Company, a Delaware corporation (“GM” and, collectively with GM Holdings, the “Reporting Persons”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Prior Statement. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Prior Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

On October 15, 2024, GM Holdings and the Issuer agreed to replace the Tranche 2 investment with an investment by GM Holdings in Lithium Nevada Ventures LLC, a limited liability company organized and existing under the laws of the State of Delaware and an indirect wholly-owned subsidiary of the Issuer (“LNV”), in accordance with the terms and conditions of an investment agreement among GM Holdings, the Issuer, and LNV (the “Investment Agreement”). Completion of the transactions contemplated by the Investment Agreement will result in the establishment of a joint venture for the purpose of funding the development, construction, start-up, ownership and operation of the Thacker Pass lithium project, related assets and Nevada exploration properties.

Under the Investment Agreement, the Issuer has agreed to take necessary steps to complete a Restructuring (as defined in the Investment Agreement), following which LNV will become the indirect owner of the Thacker Pass Project. GM Holdings has agreed to subscribe for and purchase from LNV, a number of units of LNV representing 38% of the issued and outstanding limited liability company interests in LNV (the “Purchased Membership Interest”) as of the closing of the transactions contemplated by the Investment Agreement (the “JV Closing”). As total consideration for the issuance of the Purchased Membership Interests to GM Holdings, GM Holdings agreed to make an initial capital contribution to LNV of $330,000,000 in cash at the JV Closing, (ii) an additional capital contribution to LNV of $100,000,000 at the time a final investment decision is approved by the Board of Directors of LNV with respect to the Thacker Pass Project, and (iii) provide letters of credit in an aggregate amount of up to $195,000,000, in each case of (ii) and (iii), subject to the terms and conditions set forth in the Joint Venture Agreement to be executed in connection with the JV Closing.

Concurrently with the execution and delivery of the Investment Agreement, GM Holdings and the Investor executed an agreement (the “Termination Agreement”), pursuant to which they have agreed to terminate the Tranche 2 Subscription Agreement and the Master Purchase Agreement. As a result, as of October 15, 2024, GM Holdings is no longer deemed to be the beneficial owner of the previously-reported additional Common Shares issuable pursuant to the Tranche 2 Subscription Agreement.

This summary is qualified in its entirety by reference to the Investment Agreement and Termination Agreement, copies of which are filed as Exhibits 10.6, and 10.7 respectively, and incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisition and beneficial ownership of the Common Shares by the Reporting Persons were undertaken for investment purposes and in connection with the development of the Thacker Pass Project and the Offtake Agreement described in Item 6, below.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, results of operations, business and prospects, the market price of the Common Shares, conditions in securities markets generally and in the market for shares of companies like the Issuer, general economic and industry conditions, and other factors that the Reporting Persons deem relevant to their investment decisions.

CUSIP No. 53681J103	13D/A	Page 5 of 7

The information contained in Items 3 and 6 of this Schedule 13D is incorporated by reference herein. As disclosed in Item 3, GM Holdings has terminated the Tranche 2 investment and has entered into the Investment Agreement with the Issuer in order to replace the Tranche 2 investment with an asset-level investment by GM Holdings through the establishment of a joint venture.

Except as otherwise disclosed in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, based on such evaluations and subject to the terms of the agreements between GM Holdings and the Issuer, the Reporting Persons may, from time to time or at any time: (i) acquire additional Common Shares and/or other equity, debt, notes, instruments, or other securities of the Issuer and/or its affiliates (collectively, “Securities”) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.

(c) Except for the transactions described in response to Item 4 above, which information is hereby incorporated by reference, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

Amended and Restated Investor Rights Agreement

Concurrent with the execution of the Investment Agreement and Termination Agreement, GM Holdings and the Issuer amended and restated the investor rights agreement, dated as of October 3, 2023 (the “IRA”) in order to address the termination of the Tranche 2 Subscription Agreement and the Master Purchase Agreement, as well as address the asset-level investment by GM Holdings through the establishment of a joint venture.

The foregoing description of the Amended and Restated Investor Rights Agreement is qualified in its entirety by reference to the IRA, a copy of which is filed as Exhibit 10.8 and is incorporated by reference herein.

CUSIP No. 53681J103	13D/A	Page 6 of 7

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

10.1	Master Purchase Agreement, dated January 30, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.1 to the Issuer’s Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.2	Tranche 2 Subscription Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.13 to the Issuer’s Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

10.3	Offtake Agreement, dated February 16, 2023, between Remainco and GM Holdings (incorporated by reference to Exhibit 4.8 to the Issuer’s Amendment No. 3 to Form 20-F and filed with the SEC on September 27, 2023)

10.4	Investor Rights Agreement, dated October 3, 2023, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.14 to the Issuer’s Report on Form 6-K for the month of October 2023 and filed with the SEC on October 5, 2023)

10.5	Letter Agreement, dated August 29, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the SEC on September 3, 2024)

10.6	Investment Agreement, dated October 15, 2024, between the Issuer, GM Holdings, and LNV (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed with the SEC on October 17, 2024)

10.7	Termination Agreement, dated October 15, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed with the SEC on October 17, 2024)

10.8	Amended and Restated Investor Rights Agreement, dated October 15, 2024, between the Issuer and GM Holdings (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed with the SEC on October 17, 2024)

99.1	Joint Filing Agreement, dated October 17, 2024, by and between the Reporting Persons

99.2	Directors and Executive Officers of GM and GM Holdings

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2024

GENERAL MOTORS HOLDINGS LLC

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Secretary

GENERAL MOTORS COMPANY

/s/ John S. Kim
Name: John S. Kim
Title: Assistant Corporate Secretary